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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

          Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                              COSTILLA ENERGY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)


                                    22161G103
                                 (CUSIP Number)

                              MARK L. WITHROW, ESQ.
                        PIONEER NATURAL RESOURCES COMPANY
                           5205 N. O'CONNOR BOULEVARD
                               IRVING, TEXAS 75039
                                 (972) 444-9001
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 APRIL 15, 1999
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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1)   Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
     (entities only): Pioneer Natural Resources Company

2)   Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)   [ ]
     (b)   [ ]

3)   SEC Use Only

4)   Source of Funds (See Instructions):  00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6)   Citizenship or Place of Organization:           Delaware


 Number of      7)       Sole Voting Power:         4,000,000
   Shares
Beneficially    8)       Shared Voting Power:            0
  Owned by
    Each        9)       Sole Dispositive Power:    4,000,000
  Reporting
 Person With   10)      Shared Dispositive Power:        0




11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    4,000,000

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions):    [ ]

13)  Percent of Class Represented by Amount in Row (11):   28.4%

14)  Type of Reporting Person (See Instructions):   CO



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1)   Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
     (entities only): Pioneer Natural Resources USA, Inc.

2)   Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)   [ ]
     (b)   [ ]

3)   SEC Use Only

4)   Source of Funds (See Instructions):  00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6)   Citizenship or Place of Organization:           Delaware


 Number of      7)       Sole Voting Power:         4,000,000
   Shares
Beneficially    8)       Shared Voting Power:            0
  Owned by
    Each        9)       Sole Dispositive Power:    4,000,000
  Reporting
 Person With   10)      Shared Dispositive Power:        0




11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    4,000,000

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions):    [ ]

13)  Percent of Class Represented by Amount in Row (11):   28.4%

14)  Type of Reporting Person (See Instructions):   CO



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         Reference is hereby made to the statement on Schedule 13D filed by the
Reporting Persons with the Securities and Exchange Commission on December 22, 1998 (the "Schedule 13D"). Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

         The Schedule 13D is hereby amended as follows:


ITEM 1.  SECURITY AND ISSUER.

         No modification.

ITEM 2.  IDENTITY AND BACKGROUND.

         Paragraph 2 of Item 2 is hereby amended by deleting therefrom all references to Mel Fischer and his positions with Parent and Pioneer USA. Mr. Fischer is no longer an executive officer of the Reporting Persons.

         Paragraph 3 of Item 2 is hereby amended by deleting therefrom all references to Guy J. Turcotte, his position as a Director of Parent, and all other information pertaining specifically to Mr.
Turcotte.  Mr. Turcotte is no longer a Director of Parent.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended by adding the following paragraph thereto:

         On April 1, 1999, the Company, Pioneer USA and an affiliate of Pioneer USA entered into a Purchase and Sale Agreement (the "Purchase Agreement") providing for the purchase by the Company of certain oil and gas properties owned by Pioneer USA and such affiliate. The Purchase Agreement superseded and replaced a purchase and sale agreement that the same parties entered into on December 16, 1998. Pursuant to the terms of the Purchase Agreement, and as further consideration to Pioneer USA, the Company delivered to Pioneer USA 1,000,000 additional shares of Common Stock (the "Additional Shares"). If the closing of the transactions contemplated by the Purchase Agreement occurred on or before April 15, 1999, or if the Company terminated the Purchase Agreement in accordance with the terms thereof, then Pioneer USA was obligated to redeliver the Additional Shares to the Company. If, however, Pioneer USA terminated the Purchase Agreement in accordance with the terms thereof, then Pioneer USA was entitled to retain the Additional Shares as its sole and exclusive remedy at law or in equity under the Purchase Agreement. On April 15, 1999, Pioneer USA, by written notice to the Company, terminated the Purchase Agreement and retained the Additional Shares.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended by adding the following paragraph immediately after the first paragraph thereof:



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         Pioneer USA acquired the Additional Shares upon notifying the Company that Pioneer USA was terminating the Purchase Agreement in accordance with the terms thereof (see item 3).


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety to read as follows:

         (a) and (b). Each Reporting Person is the beneficial owner of 4,000,000 shares of Common Stock, or 28.4% of the outstanding shares of Common Stock. Each Reporting Person has the sole power to vote and dispose of the Shares and the Additional Shares.

         (c) and (d). Neither Reporting Person, nor any of the respective executive officers or directors of the Reporting Persons, effected any transactions in the Common Stock during the past 60 days, and no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or the Additional Shares.

         (e).  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended in its entirety to read as follows:

         None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended by adding the following thereto:

         (3) Purchase and Sale Agreement, dated April 1, 1999, by and among the Company, Pioneer USA, and Pioneer Resources Producing, L.P.



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                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   April 21, 1999                PIONEER NATURAL RESOURCES COMPANY



                                       By:      /s/ Mark L. Withrow
                                          -------------------------------------
                                       Name:    Mark L. Withrow
                                       Title:   Executive Vice President



Dated:   April 21, 1999                PIONEER NATURAL RESOURCES USA, INC.



                                       By:       /s/ Mark L. Withrow
                                          -------------------------------------
                                       Name:    Mark L. Withrow
                                       Title:   Executive Vice President






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                                  EXHIBIT INDEX


      EXHIBIT
      NO.         DESCRIPTION
      --------    ------------

         (3) Purchase and Sale Agreement, dated April 1, 1999, by and among the Company, Pioneer USA, and Pioneer Resources Producing,
                  L.P.